July 18, 2025

Yongsheng Liu
Chief Executive Officer and Director
Newbridge Acquisition Ltd
Unit B 17/F, Success Commercial Building
245-25, Hennessy Road, Wanchai, Hong Kong

       Re: Newbridge Acquisition Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted June 24, 2025
           CIK No. 0001918414
Dear Yongsheng Liu:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2025
Summary
Additional Financing, page 16

1. We note your disclosure in response to prior comment 5. Please revise to further state the impact to your unaffiliated shareholders if you are required to seek additional financing in connection with your initial business combination. Refer to
       Item 1602(b)(5) of Regulation S-K.
 July 18, 2025
Page 2
Dilution, page 100

2. Please tell us how you calculated the ordinary shares subject to redemption in both of the maximum redemption scenarios (50,000,000 and 5,750,000, respectively), as well as the amount of proceeds held in trust subject to redemption for the maximum redemption with full over-allotment scenario ($51,625,891).
Taxation, page 178

3. We note your revision in response to prior comment 16. However, we note that the introductory language here references "certain material British Virgin Islands and U.S.
       federal income tax consequences." Please remove the term "certain" from your disclosure. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Vivien Bai